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                                                                    EXHIBIT 99.1

                                     [LOGO OF METATOOLS]

                                                                 April 28, 1997

Dear Stockholder:

  As many of you are aware, MetaTools, Inc., a Delaware corporation, ("MetaTools"), has entered into an agreement to combine with Fractal Design Corporation, a California corporation ("Fractal"), in a strategic business combination (the "Merger"). At our Annual Meeting on May 29, 1997, you will be asked to consider and vote upon (1) the issuance of shares of the Common Stock, par value $0.001 per share, of MetaTools (the "MetaTools Common Stock" and, following the Merger, the "Combined Company Common Stock") to the shareholders of Fractal pursuant to an Agreement and Plan of Reorganization, dated as of February 11, 1997 (the "Reorganization Agreement"), among MetaTools, Fractal and Rook Acquisition Corp., a wholly-owned subsidiary of MetaTools ("Merger Sub"), (2) an amendment to the Amended and Restated Certificate of Incorporation of MetaTools (the "Certificate") to change the corporate name of MetaTools to "MetaCreations Corporation" (the "Combined Company"), subject to and upon consummation of the Merger, (3) an amendment to the Certificate to increase the number of authorized shares of MetaTools Common Stock by 45 million shares to 75 million shares, subject to and upon consummation of the Merger, (4) the election of six (6) directors to serve as the directors of MetaTools until their successors are duly elected and qualified, (5) an amendment to the MetaTools 1995 Stock Option Plan to add an additional 1,500,000 shares of MetaTools Common Stock thereto and (6) the ratification of the appointment of Coopers & Lybrand L.L.P. as independent accountants for MetaTools for the 1997 fiscal year. Each of the foregoing proposals is described more fully in the accompanying Joint Proxy Statement/Prospectus.

  Upon consummation of the Merger, the Board of Directors of the Combined Company will be expanded to nine (9) members, and three (3) directors of Fractal, Mark Zimmer, Thomas Hedges and Arthur Collmeyer, will be appointed to the Board of Directors of the Combined Company.

  Alex. Brown & Sons Incorporated ("Alex Brown"), MetaTools' exclusive financial advisor in connection with the Merger, rendered its opinion on February 11, 1997 that the Exchange Ratio was fair, from a financial point of view, to MetaTools and its stockholders.

    The Board of Directors of MetaTools has unanimously approved the Merger and believes that the terms of the Merger are fair to, and in the best interests of, MetaTools and its stockholders. The Board of Directors unanimously recommends that the MetaTools stockholders vote FOR each of the proposals to be presented at the MetaTools Annual Meeting.

  Following the Merger, based on the shares of Fractal Common Stock and MetaTools Common Stock outstanding as of April 21, 1997, the former holders of Fractal Common Stock will hold approximately 39.5% of the Combined Company Common Stock, and the holders of MetaTools Common Stock prior to the Merger will hold approximately 60.5% of the Combined Company Common Stock.

  Stockholders are urged to review carefully the information contained in the accompanying Joint Proxy Statement/Prospectus, including in particular the information under the captions "Risk Factors," "The Merger and Related Transactions--Joint Reasons for the Merger," "--MetaTools' Reasons for the Merger" and "--Material Contacts and Board Deliberations" prior to making any voting decision in connection with their MetaTools Common Stock.
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  Whether or not you expect to attend the Annual Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to ensure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Annual Meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation is greatly appreciated.

                                          Sincerely,

                                          /s/ John J. Wilczak

                                          John J. Wilczak
                                          Chairman of the Board of Directors,
                                          President and Chief Executive
                                           Officer

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY

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